SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

J. ALEXANDER’S CORPORATION
 (Name of Subject Company)

J. ALEXANDER’S CORPORATION
 (Name of Person Filing Statement)

Common Stock (par value $.05 per share) with associated Series A
Junior Preferred Stock Purchase Rights
(Title of Class of Securities)

466096104
(CUSIP Number of Class of Securities)

R. Gregory Lewis
3401 West End Avenue, Suite 260
P.O. Box 24300
Nashville, Tennessee 37202
(615) 269-1900
 (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

Copy to:

F. Mitchell Walker, Jr., Esq.
Lori B. Morgan, Esq.
Bass, Berry & Sims PLC
150 Third Avenue South, Suite 2800
Nashville, Tennessee 37201
(615) 742-6200

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

J. ALEXANDER’S CORPORATION AND FIDELITY NATIONAL FINANCIAL, INC.
AGREE ON AMENDMENTS TO MERGER AGREEMENT;
ANNOUNCE CASH TENDER OFFER AT $13.00 PER SHARE

Jacksonville, FL and Nashville, TN, July 31, 2012 – Fidelity National Financial, Inc. (NYSE: FNF) and J. Alexander’s Corporation (NASDAQ: JAX) announced today that they have amended their previously announced merger agreement. Under the amended agreement, FNF has agreed to make an all cash tender offer for all of the shares of J. Alexander’s for $13.00 per share in cash, valuing the equity of J. Alexander’s at approximately $78 million.  FNF’s original proposal to acquire J. Alexander’s was for $12.00 per share in a combination of cash and stock.

Lonnie J. Stout II, Chairman, President and Chief Executive Officer, said the amended merger agreement has been unanimously approved by the J. Alexander’s board of directors and that the Company’s board recommends that J. Alexander’s stockholders tender their shares into FNF’s tender offer.

“The J. Alexander’s board believes that FNF’s tender offer is in the best interest of all shareholders, maximizes value for all shareholders and provides for a substantial cash premium,” Stout emphasized.   A complete description of the terms of the amended merger agreement and the reasons for the J. Alexander’s board’s recommendation will be provided in a solicitation/recommendation statement on Schedule 14D-9, which J. Alexander’s will file with the Securities and Exchange Commission with respect to the tender offer.

Under the terms of the amended merger agreement, FNF will commence a tender offer for all the outstanding shares of J. Alexander’s no later than August 6, 2012. The closing of the tender offer is conditioned on the tender of a number of J. Alexander’s shares that represents at least a majority of the total number of J. Alexander’s shares outstanding and other customary closing conditions. The transaction is not subject to a financing condition. Upon the completion of the tender offer, FNF will acquire all remaining shares of J. Alexander’s through a second-step merger that will result in all shares not tendered in the tender offer being converted into the right to receive $13.00 per share in cash, the same consideration per share as paid in the tender offer. The merger transaction is expected to close in the fourth quarter of 2012, assuming execution of the tender offer process and satisfaction of the conditions to closing.

Additionally, the J. Alexander’s board has determined that, in light of the amended merger agreement with FNF, there are no “excluded parties” under the terms of the original or amended merger agreements, including the two parties previously identified as excluded parties.  As a result, the J. Alexander’s board has terminated its consideration and evaluation of two proposals received during the “go shop” period provided under the terms of the original merger agreement.

About J. Alexander’s Corporation

J. Alexander’s Corporation (NASDAQ: JAX), operates 33 J. Alexander’s restaurants in 13 states:  Alabama, Arizona, Colorado, Florida, Georgia, Illinois, Kansas, Kentucky, Louisiana, Michigan, Ohio, Tennessee and Texas.  J. Alexander’ is an upscale, contemporary American restaurant known for its wood-fired cuisine.  The Company’s menu features a wide selection of American classics, including steaks, prime rib of beef and fresh seafood, as well as a large assortment of interesting salads, sandwiches and desserts.  J. Alexander’s also has a full-service bar that features an outstanding selection of wines by the glass and bottle.  More information about JAX can be found at www.jalexanders.com.

About Fidelity National Financial, Inc.

Fidelity National Financial, Inc. (NYSE:FNF), is a leading provider of title insurance, mortgage services and restaurant and other diversified services.  FNF is the nation’s largest title insurance company through its title insurance underwriters - Fidelity National Title, Chicago Title, Commonwealth Land Title and Alamo Title - that collectively issue more title insurance policies than any other title company in the United States.  FNF also owns a 55% stake in American Blue Ribbon Holdings, an owner and operator of the O’Charley’s, Ninety Nine Restaurant, Max & Erma’s, Village Inn, Bakers Square and Stoney River Legendary Steaks concepts.  In addition, among other operations, FNF owns minority interests in Ceridian Corporation, a leading provider of global human capital management and payment solutions and Remy International, Inc., a leading designer, manufacturer, remanufacturer, marketer and distributor of aftermarket and original equipment electrical components for automobiles, light trucks, heavy-duty trucks and other vehicles.  More information about FNF can be found at www.fnf.com.

Important Information about the Tender Offer

THE TENDER OFFER FOR THE OUTSTANDING COMMON STOCK OF J. ALEXANDER’S REFERRED TO IN THIS PRESS RELEASE HAS NOT YET COMMENCED.

Full details of the tender offer will be included in FNF’s formal offer to purchase and related materials which will be publicly filed with the Securities and Exchange Commission on Schedule TO and subsequently mailed to J. Alexander’s shareholders. The tender offer will be subject to customary conditions, including, among other things, there being validly tendered and not withdrawn, prior to the expiration of the offer, that number of shares of common stock of J. Alexander’s, that would represent at least a majority of the total number of then-outstanding shares calculated on a fully diluted basis.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY COMMON STOCK OF J. ALEXANDER’S IS ONLY BEING MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT FNF AND ITS AFFILIATES INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. AT THE TIME THE OFFER IS COMMENCED, FNF AND ITS AFFILIATES WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THEREAFTER J. ALEXANDER’S WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE OFFER. SHAREHOLDERS OF J. ALEXANDER’S SHOULD READ AND CONSIDER THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. SHAREHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM FNF OR J. ALEXANDER’S WHEN THEY BECOME AVAILABLE.

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Forward Looking Statements

This press release contains forward-looking statements relating to the potential acquisition of J. Alexander’s by FNF and its affiliates, including the expected date of closing of the acquisition and the potential benefits of the transaction. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to how many of shareholders of J. Alexander’s will tender their stock in the offer, the possibility that competing offers will be made and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those other risks detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of FNF’s and J. Alexander’s respective Form 10-K and other filings with the Securities and Exchange Commission. These forward-looking statements reflect FNF’s and J. Alexander’s expectations as of the date of this press release. Neither FNF nor J. Alexander’s undertakes an obligation to update the information provided herein.

SOURCE: Fidelity National Financial, Inc. and J. Alexander’s Corporation

CONTACT:
Daniel Kennedy Murphy
Senior Vice President and Treasurer
Fidelity National Financial, Inc.
904-854-8120
dkmurphy@fnf.com

R. Gregory Lewis
Vice President and Chief Financial Officer
J. Alexander’s Corporation
(615) 269-1900
glewis@jalexanders.com

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